UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2005

PetroKazakhstan Inc.

(Name of Registrant)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

99.1	News Releases
October 25, 2005 - Court Grants Order Approving CNPC Acquisition of PetroKazakhstan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroKazakhstan Inc. SEC File No. 0-28466

(Registrant)

Date: October 25, 2005	By:	/s/ Tony Peart

Tony Peart
Sr. V.P. and General Counsel